Exhibit 99.1

Sapiens Wins Two Celent XCelent Awards in the Life
Illustration Systems Category in North America

Sapiens IllustrationPro wins XCelent Awards for Both Advanced Technology and Breadth of Functionality

January 21, 2021 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens IllustrationPro has won Celent’s XCelent awards for both the Advanced Technology and Breadth of Functionality categories. This recognition follows the recent win of Sapiens UnderwritingPro for Life & Annuities in the Breadth of Functionality category for New Business and Underwriting Systems, North America.

“Sapiens has made significant investments in IllustrationPro, culminating in a product with robust functionality and efficient usability,” wrote Celent analyst Keith Raymond in the report. “Sapiens IllustrationPro v5, released in September 2020, includes a full UI/UX technology refresh, providing a completely new and satisfying user experience. The technology upgrade and product enhancements also provide a fully responsive UI. This latest release is Sapiens’ first phase of a multiphase road map to bring additional digital features and functions.”

Sapiens IllustrationPro for Life & Annuities is a cloud-based, point-of-sale illustration and quoting solution, offering a fully responsive, modern and intuitive user experience for both the life and annuities as well as health markets. ACORD®-compliant, it offers straight-through processing, from point-of-sale to application e-submission and is supported by a needs analysis suite. IllustrationPro’s calculation engine handles complex product illustrations and multichannel distribution, enabling carriers to serve multiple marketing segments with a single deployment.

Research and advisory firm Celent analyzed 10 illustration systems and determined awards based on the Celent ABCD Vendor View, a resource for identifying premier technology solutions serving the insurance and financial industries. “The effect of the pandemic has resulted in insurers looking to accelerate full automation of their sales tools due to the new virtual work force and customer base. Celent expects the need for acceleration will move many digital sales–oriented investments to the top of a life insurer’s investment list for 2021. When considering this new highly virtualized world, investments in sales technology such as illustrations need to be smart, with a goal of maximizing virtualization, agent/customer experience and value,” said Keith Raymond.

“We are honored to receive two XCelent awards,” said Roni Al-Dor, Sapiens president and CEO. “We are committed to providing innovative technology with cutting edge capabilities for the life insurance industry and empowering our customers with the most modern and functionally rich solutions. We appreciate Celent’s industry leading, in-depth research, which enables Sapiens to better understand insurers’ top priorities and challenges.”

To download the report, click here.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 550 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com